Organigram Strengthens Leadership Team with Government Relations Expert

Cameron Bishop Appointed Vice President, Public Affairs and Stakeholder Relations

MONCTON, NB, May 13, 2019 – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis is pleased to announce the recent appointment of government relations expert Cameron Bishop as the Company's Vice President, Public Affairs and Stakeholder Relations (North America).

Mr. Bishop is a seasoned government relations expert with extensive experience working at both executive and senior levels of corporate organizations. Most recently, Mr. Bishop led governmental affairs across all levels of federal, provincial, territorial and municipal government in reform of cannabis laws and regulations at another licensed producer in Canada prior to joining Organigram. In addition, Mr. Bishop oversaw corporate engagement with advocacy groups, key opinion leaders and industry associations in developing policy positions to help create a responsible, socially minded cannabis industry in Canada. Mr. Bishop has served as co-chair of both the Legislation and Regulation Committee of the Canadian Centre of Substance Abuse’s National Advisory Council on Rx Drug Misuse and the Coalition for Responsible Cannabis Branding.

As Vice President, Public Affairs and Stakeholder Relations, Mr. Bishop will work closely with all levels of government to support Organigram’s interests supporting cannabis education, policy development and future development of improved cannabis forms and delivery mechanisms. The role will also be critical in providing strategic advice to Organigram’s leadership to further execute business plans in North America.

Prior to entering the cannabis space in 2016, Mr. Bishop’s previous experience includes leadership roles in health policy and government relations at Indivior Canada Inc., Environics Communications Inc. and the Canadian Lung Association. Mr. Bishop’s political experience includes Legislative Assistant to the Member of Parliament for Sudbury and Press Secretary to the Minister of Public Health under Prime Minister Paul Martin.

"A deep understanding of policymaking, government affairs and stakeholder engagement is crucial to developing and executing business plans in the rapidly evolving North American cannabis industry. With Cameron’s extensive knowledge and experience at both the industry and government level, he is the ideal addition to Organigram’s executive team," says Greg Engel, Organigram CEO.

Mr. Bishop holds a Bachelor of Arts degree (high honours) in History from Carleton University. He will be based out of Organigram’s Ottawa, Ontario office.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Communications and Marketing
rgracewood@organigram.ca
(506) 645-1653